Exhibit 99.2

NEWS RELEASE

Highway Holdings Completes Acquisition of 51% of Regent-Feinbau Adermann GmbH

HONG KONG – March 5, 2026 – Highway Holdings Limited (Nasdaq: HIHO, the “Company” or “Highway Holdings”) today announced it has completed its previously announced planned acquisition of 51% of the outstanding shares of German-based Regent-Feinbau Adermann GmbH (“Regent-Feinbau”) from LeMALe Beteiligungs-GmbH (“LeMALe” or “Seller”) on February 28, 2026 for a total purchase price of €662,000. €612,000 of the purchase price was paid in cash, and the remaining €50,000 was paid by the issuance of 64,851 of the Company’s common shares to LeMALe, calculated based on the February 27, 2028 closing price of the Company’s common shares on the Nasdaq Capital Market. Pursuant to the purchase agreement between the Company and Seller, such shares of the Company may not be sold, assigned, pledged or otherwise transferred by LeMALe until after March 31, 2027. The Company expects the acquisition to open significant manufacturing growth opportunities serving customers in the automotive and aviation industries. The current CEO of Regent-Feinbau, Matthias Bauer, will continue as the Managing Director of Regent-Feinbau.

Founded in 1949, Regent-Feinbau (https://regent-feinbau.de/) is a certified manufacturing specialist (IATF 16949, ISO 9001, ISO 14001) for precision sheet metal components and welded assemblies made of aluminum, steel, and copper. With decades of experience and vertically integrated capabilities, Regent-Feinbau delivers high-quality, scalable solutions for demanding applications - from laser-cut parts to fully assembled functional units. Regent-Feinbau’s core competencies include: Laser cutting and bending (efficient, high-precision processing using CNC press brakes and automated systems); Forming technology (flexible production with extender presses and CNC-controlled bending for complex geometries); Component assembly (complete systems with integrated fastening and joining processes); and Advanced welding (including drawn arc, projection, spot, and robotic welding, ensuring strong, repeatable joints across a wide range of materials). Regent-Feinbau primarily serves OEMs directly, while also supporting Tier 1 suppliers with reliable, production-ready components and assemblies across the automotive, commercial vehicle, aerospace, and industrial sectors.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, commented, “We are very happy to add Regent into our group of companies and expect Regent’s CEO Matthias Bauer to contribute meaningfully as a new partner given his successful technical and entrepreneurial background. Matthias is young, energetic and has built excellent relationships with leading German car companies. Regent is already a Tier 1 supplier to the leading car maker in Germany and also supports many Tier 1 suppliers, who supply other German car companies. In addition, Regent directly supplies a leading European aircraft manufacturer and is establishing additional aerospace programs, including component supply for the aviation interior segment.”

“We had been trying very hard to find a suitable acquisition, and Regent was the most compelling fit over the near and long-term for our business and shareholders. The extensive due diligence process involved evaluating 10 potential acquisition targets over a 3 year time period. While this was a comprehensive and lengthy process, we are pleased with the outcome. Regent was a big exception – it has been profitable during the last 3 years with average annual sales of approximately US$2.7 million and a high potential for future growth.”

“We are confident that Regent, under the continued leadership of Mr. Bauer, will accelerate our company’s strategic transition into a much more diversified manufacturer, while helping to build value for shareholders. The automotive and airplane industries provide a high potential for future growth. Covid and the tariffs reshuffled the worldwide economy and business is undergoing drastic changes – changes which initially severely hurt us but carry significant growth opportunities for a company of our size. We believe that the Regent acquisition is the first chance we have to pursue these growth opportunities, with likely additional growth catalysts to come for other potential opportunities we are working on.”

“Taken together, our acquisition of Regent will strengthen our business and add additional depth to our management team, which is important for future succession planning as we focus on improving growth, profitability and shareholder value.”

Matthias Bauer, Managing Director of Regent-Feinbau said, “Together with Highway Holdings, 2026 marks the starting point for building the next phase of Regent’s growth. We are excited to join the Highway Holdings family and think it is the perfect fit. We were not looking to partner with anybody given the strength of Regent’s operating business but the compelling fit with Highway Holdings and ability to drive Regent’s growth made us reevaluate our options. With Highway Holdings, Regent immediately gets many compelling benefits, including an international footprint, even stronger supply chain and prestige of being a vital part of a Nasdaq-listed company.”

“Due to increasing tariffs and protectionist measures, automotive manufacturers are seeking international suppliers capable of local-to-local supply in their key markets. With Highway Holdings, Regent gains international manufacturing capabilities and a strong local-to-local footprint.”

“The presently depressed industrial situation in Germany, while challenging for many companies, also creates significant opportunities for Regent. Numerous suppliers with comparable product portfolios are under pressure and may exit the market. With Highway Holdings’ support in Germany, China and potentially the United States in the future, Regent has an excellent opportunity to grow both in the short and long term.”

“The acquisition also strengthens Regent’s well-utilized tooling and engineering operations, enabling additional new projects, cost advantages and faster industrialization. Furthermore, together with Highway Holdings, Regent significantly strengthens its ability to execute production takeovers and outsourcing projects, combining additional industrial capacity with proven operational expertise, thereby accelerating growth in the coming years. I am very enthusiastic about what lies ahead. I would like to thank everyone who worked tirelessly to make this transaction happen in such a short time, and I congratulate Highway Holdings on a job well done.”

About Highway Holdings Limited

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar, and Shenzhen, China. For more information visit website www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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